

02003925

-0123
30.1998
urden
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UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

3/7/02 FV

SEC FILE NUMBER
8-47114

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only

FIRM ID. NO

NAME OF BROKER-DEALER

QUIET LIGHT SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

20 N. WACKER DR, SUITE 2817

Chicago, (City) Illinois (State) 60606 (zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. DEVITT (Area Code—Telephone No.) 312-920-1793

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SHANNON & CO.

(Name —if individual state Last, First, Middle name)

2 SALT CREEK LANE, SUITE 110, HINSDALE, IL 60521

(ADDRESS) Number and Street City State zip code

CHECK ONE:

- [XX] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

PROCESSED

MAR 18 2002

THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 240.17a-5(e)(2)

SEC 1410.1-781

3/15/02

OATH OR AFFIRMATION

I, JOHN C. HALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of QUIET LIGHT SECURITIES LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
PAUL J. DEVITT
Notary Public, State of Illinois
My Commission Exp. 03/12/2004

Notary Public

Signature

Managing member
Title

This report **contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2002

To the best of my knowledge and belief, the information contained herein is accurate and complete.

QUIET LIGHT SECURITIES, LLC
Member (JOHN HALSTON)

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
HINSDALE, ILLINOIS 60521

February 12, 2002

Quiet Light Securities, LLC
20 North Wacker Drive, Suite 2817
Chicago, Illinois 60606

Independent Auditors' Report

Gentlemen:

We have audited the accompanying balance sheet of Quiet Light Securities, LLC as of December 31, 2001 and the related statement of operations and proprietor's capital and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Peter Shannon & Co.
Certified Public Accountants

INDEX

EXHIBIT I

QUIET LIGHT SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash in Bank and On Hand	$ 21,575
Receivable from Clearing Organizations (Note 3)	37,734,207
Securities Owned (Marketable, at Market Value) (Note 4)	79,872,313
Prepaid Expenses	6,514
Property and Equipment (Note 5)	
(Net of Accumulated Depreciation of $58,696)	24,027
Other Assets	
Preferred Stock in First Options of Chicago, Inc. (Note 6)	10,000
Mortgage Loan Receivable (Note 7)	164,540
TOTAL ASSETS	$ 117,833,176

LIABILITIES AND PROPRIETOR'S CAPITAL

Current Liabilities	
Accounts Payable	$ 33,834
Securities Sold, Not Yet Purchased, at Market Value (Note 4)	95,006,187
Accrued Expenses	197,362
TOTAL LIABILITIES	95,237,383
PROPRIETOR'S CAPITAL	22,595,793
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 117,833,176

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT II

QUIET LIGHT SECURITIES, LLC
STATEMENT OF OPERATIONS AND PROPRIETOR'S CAPITAL
YEAR ENDED DECEMBER 31, 2001

Revenues	
Net Trading Revenue	$ 9,004,863
Expenses	
Compensation and Benefits	4,456,069
Other Expense	270,384
Total Expenses	4,726,453
Net Income to Proprietor's Capital	4,278,410
Proprietor's Capital - Beginning of Year	- 0 -
Capital Contributions	20,689,425
Capital Distributions	(2,372,042)
Proprietor's Capital - End of Year	$ 22,595,793

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT III

QUIET LIGHT SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating Activities	
Net Income	$ 4,278,410
Adjustments to Reconcile Net Income to Net Cash (Used) by Operating Activities	
Depreciation	17,346
Increase in Receivable from Clearing Organizations	(37,734,207)
Increase in Securities Owned	(79,872,313)
Increase in Prepaid Expenses	(6,514)
Increase in Accounts Payable, Accrued Expenses, and Securities Sold, Not Yet Purchased	95,237,383
Net Cash (Used) by Operating Activities	(18,079,895)
Investing Activities	
Acquisition of Fixed Assets	(41,373)
Preferred Stock in First Options of Chicago, Inc.	(10,000)
Mortgage Loan Receivable	(164,540)
Net Cash (Used) by Investing Activities	(215,913)
Financing Activities	
Proprietor's Capital Contribution	20,689,425
Proprietor's Capital Distribution	(2,372,042)
Net Cash Provided by Financing Activities	18,317,383
Increase in Cash and Cash Equivalents (Note 2)	21,575
Cash and Cash Equivalents - Beginning of Year	- 0 -
Cash and Cash Equivalents - End of Year	$ 21,575

The accompanying notes to the financial statements are an integral part of this statement.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 COMPANY'S ACTIVITIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges. The Company is a single member Limited Liability Company (LLC). The Company is primarily engaged in the business of options market-making on the Chicago Board of Options Exchange and the Chicago Mercantile Exchange. To a lesser degree, the Company also is engaged in other trading and arbitrage activities for its proprietary accounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Cost Recognition

The books of the Company are maintained on an accrual basis for financial statement as well as tax return purposes.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Substantially all of the Company's securities are readily marketable.

Financial Instruments - Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments - Accounting Policies (Continued)

Fair values of options contracts are recorded in "Securities Owned" or "Securities Sold, Not Yet Purchased," as appropriate. Open, net liquidating, equity in futures transactions is recorded as receivables from and payables to clearing organizations.

Premiums for written and purchased option contracts are reported on a gross basis in the statement of financial condition at market value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its receivables from clearing firms separately although these accounts are considered the equivalent of cash. Although many of the Company's options contracts expire (mature) in three months or less, the Company has classified these securities separately as appropriate.

Fair Values

The carrying amounts for cash and accounts receivable approximate fair value due to the short period of time to maturity.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 3 RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

NOTE 4 SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Options and Warrants	$ 79,872,313	$ 95,006,187

NOTE 5 PROPERTY AND EQUIPMENT

Assets	
Office Furniture and Equipment	$ 82,723
Accumulated Depreciation and Amortization	
Office Furniture and Equipment	(58,696)
Net Property and Equipment	$ 24,027

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 6 PREFERRED STOCK

The Company has acquired 10 shares of First Options Chicago, Inc., Series A preferred stock, par value $.01 per share.

NOTE 7 MORTGAGE LOAN RECEIVABLE

The Company has made a mortgage loan in the amount of $165,332.00 on June 20, 2001. The receivable will be paid back to the Company in 360 monthly payments of $1,018.00 principal and interest. Interest is computed at 6.25%. The receivable is secured by the property located at 1309-2 West Rosemont Avenue, Chicago, Illinois 60660. The receivable is payable in full on August 1, 2031.

NOTE 8 RELATED PARTIES

The Company shares its office and trading facilities and various other expenses among related companies of the single member of the LLC.

NOTE 9 LEASE OBLIGATIONS

The Company has entered into a lease for the space occupied in the Civic Opera Building (Suite 2817). The lease is dated April 14, 1998 and is for a term beginning May 1, 1998 through April 30, 2003. The terms of the lease provide for the following:

	Annual	Monthly
May 1, 1998 - April 30, 1999	$ 28,356	$ 2,363
May 1, 1999 - April 30, 2000	28,968	2,414
May 1, 2000 - April 30, 2001	29,592	2,466
May 1, 2001 - April 30, 2002	30,204	2,517
May 1, 2002 - April 30, 2003	30,828	2,569

In addition to the above base rental, the Company will be responsible for their proportionate share of real estate taxes and operating expenses.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 9 LEASE OBLIGATIONS (CONTINUED)

The Company has entered into a lease for the space occupied in the Civic Opera Building (Suite 3117). The lease is dated May 24, 2000 and is for a term beginning June 1, 2000 through April 30, 2003. The terms of the lease provide for the following:

	Annual	Monthly
June 1, 2000 - April 30, 2001	$ 13,882	$ 1,262
May 1, 2001 - April 30, 2002	15,456	1,288
May 1, 2002 - April 30, 2003	15,756	1,313

In addition to the above base rental, the Company will be responsible for their proportionate share of real estate taxes and operating expenses.

The Company has entered into various other leases for office space on various exchanges and the rental of equipment.

NOTE 10 PROFIT SHARING RETIREMENT PLAN

The Company has established a profit sharing retirement plan, a 401(k) plan, effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis but generally contributes at least 3% of each participant's annual salary.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NOTE 12 DERIVATIVE FINANCIAL INSTRUMENTS

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. All of these futures contracts relate to various Chicago Mercantile Exchange and Eurex traded products. As of December 31, 2001, the Company reported $115.9 million of notional value in long futures contracts and $35.0 million in short futures contracts.

Substantially all of the Company's options contracts in its inventory expire within one year. The fair values of derivative financial instruments for trading purposes as of December 31, 2001 are as follows:

	Fair Value at Year-End	
	Assets	Liabilities
Options	$ 78,848,258	$ 93,668,150

NOTE 13 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, exchanges, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

QUIET LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 14 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness of 2% of aggregate debts if alternative method is used.

The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined above. At December 31, 2001, the Company had net capital of $21,605,817, which was $21,505,817 in excess of its required net capital of $100,000.

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

ILLINOIS SOCIETY OF
CERTIFIED PUBLIC
ACCOUNTANTS

February 12, 2002

Quiet Light Securities, LLC
Attention: Mr. Paul Devitt
20 North Wacker Drive, Suite 2817
Chicago, IL 60606

Dear Mr. Devitt:

Our firm has completed the audit of Quiet Light Securities, LLC for 2001. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **Net Capital**

   Your net capital as of December 31, 2001 was $21,605,817.

If you have any questions, call me at the number above.

Very truly yours,

PETER SHANNON & CO.



John L. Dyer

JLD:mas